NewAlliance Bancshares

Third Quarter 2009 Results

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.

Key 2009 Business Priorities

NewAlliance entered 2009 with a strong balance sheet and healthy capital levels. This placed us at a competitive advantage to grow the franchise and to focus on the core earnings of the company.

Priorities:

1. Strengthen balance sheet profitability
2. Build “core” fee income momentum
3. Aggressively manage credit quality
4. Maintain flat expenses
5. Seize opportunities to grow the franchise

Total Revenue

Three Months Ended ($ in millions)	**3Q 2009**	2Q 2009	3Q 2008	vs 2Q 2009		vs 3Q 2008	
				$	%	$	%
Net interest income before provision	**$ 51.8**	$ 49.9	$ 48.1	$ 1.9	3.8	$ 3.7	7.7
Total non-interest income	**16.4**	15.3	13.4	1.1	7.2	3.0	22.4
Total	**$ 68.2**	$ 65.2	$ 61.5	$ 3.0	4.6	$ 6.7	10.9

Net Interest Income

Three Months Ended ($ in millions)	3Q 2009	2Q 2009	3Q 2008	vs 2Q 2009 $	 %	vs 3Q 2008 $	 %
Interest and dividend income	**$ 92.3**	$ 94.1	$ 99.0	$ (1.8)	(1.9)	$ (6.7)	(6.9)
Interest expense	**40.5**	44.2	51.0	(3.7)	(8.4)	(10.5)	(20.6)
Net interest income before provision for loan losses	**51.8**	49.9	48.1	1.9	3.8	3.7	7.7
Provision for loan losses	**5.4**	5.0	4.2	0.4	8.0	1.2	28.6
Net interest income after provision for loan losses	**$ 46.3**	$ 44.9	$ 43.9	$ 1.4	3.1	$ 2.5	5.6

**Totals and percentages may differ slightly due to rounding.

Consolidated Statements of Income

Three Months Ended (unaudited) ($ in millions, except per share data)	3Q 2009	2Q 2009	3Q 2008	vs 2Q 2009 $	vs 2Q 2009 %	vs 3Q 2008 $	vs 3Q 2008 %
Interest and dividend income	**$ 92.3**	$ 94.1	$ 99.0	$ (1.8)	(1.9)	$ (6.7)	(6.9)
Interest expense	**40.5**	44.2	51.0	(3.7)	(8.4)	(10.5)	(20.6)
Net interest income before provision	**51.8**	49.9	48.1	1.9	3.8	3.7	7.7
Provision	**5.4**	5.0	4.2	0.4	8.0	1.2	28.6
Net interest income after provision	**46.3**	44.9	43.9	1.5	3.3	2.5	5.6
Total non-interest income	**16.4**	15.3	13.4	1.1	7.2	3.0	22.4
Total non-interest expense	**42.2**	44.4	41.4	(2.2)	(4.9)	0.9	2.1
Income before income taxes	**20.5**	15.8	15.9	4.7	29.7	4.6	28.9
Income tax provision	**7.9**	5.7	5.0	2.2	38.6	2.9	58.0
Net income	**$ 12.6**	$ 10.1	$ 10.9	$ 2.5	24.8	$ 1.7	15.6
Basic and Diluted EPS	**0.13**	0.10*	0.11	0.03	30.0	0.02	18.2
Net interest margin	**2.71%**	2.63%	2.63%	8 bps		8 bps	

*Includes $4.0 million pre-tax charge for FDIC special assessment. Without this charge EPS would have been $0.13.

**Totals and percentages may differ slightly due to rounding.

Deposit Pricing Trends


Weighted average cost of total deposits for the month
3.00%
0.00%
2.22%
2.24%
1.97%
1.70%
1.45%
09/08
12/08
3/09
6/09
09/09

Non-interest Income

Three Months Ended ($ in millions)	3Q 2009	2Q 2009	3Q 2008	vs 2Q 2009 $	vs 2Q 2009 %	vs 3Q 2008 $	vs 3Q 2008 %
Non-interest income							
Depositor service charges	**$ 7.3**	$ 7.0	$ 7.1	$ 0.3	4.3	$ 0.2	2.8
Loan and servicing income	**0.3**	0.3	0.3	--	--	--	--
Trust fees	**1.6**	1.4	1.6	0.2	12.7	--	--
Investment management, brokerage & insurance fees	**1.7**	1.6	1.9	0.1	6.2	(0.2)	(10.5)
Bank owned life insurance	**0.9**	0.9	1.2	--	--	(0.3)	(25.0)
Net gain on securities	**2.0**	1.6	(0.2)	0.4	25.0	2.2	NM
Mortgage banking activity & loan sale income	**1.3**	1.5	0.4	(0.2)	(13.3)	0.9	225.0
Other	**1.4**	1.0	1.1	0.4	40.0	.3	27.3
Total non-interest income	**$ 16.4**	$ 15.3	$ 13.4	$ 1.2	7.6	$ 3.0	22.7

**Totals and percentages may differ slightly due to rounding.

Non-Interest Expense

Three Months Ended ($ in millions)	3Q 2009	2Q 2009	3Q 2008	vs 2Q 2009 $	vs 2Q 2009 %	vs 3Q 2008 $	vs 3Q 2008 %
Non-interest expense							
Salaries and employee benefits	**$ 22.4**	$ 21.6	$ 22.4	$ 0.8	3.7	$ 0.0	0.0
Occupancy	**4.3**	4.6	4.4	(0.3)	(6.5)	(0.1)	(2.3)
Furniture and fixtures	**1.4**	1.5	1.6	(0.1)	(6.7)	(0.2)	(12.5)
Outside services	**4.8**	4.5	5.0	0.3	6.7	(0.2)	(4.0)
Advertising, public relations, and sponsorships	**1.9**	1.1	1.7	0.8	72.7	0.2	11.8
Amortization of identifiable intangible assets	**2.1**	2.1	2.4	0	0	(0.3)	(12.5)
FDIC insurance premiums	**1.9**	5.9	0.2	(4.0)	(67.8)	1.7	850.0
Other	**3.4**	3.1	3.7	0.3	9.7	(0.3)	(8.1)
Total non-interest expense	**$ 42.2**	$ 44.4	$ 41.4	$ (2.2)	(4.9)	$ 0.9	2.1

**Totals and percentages may differ slightly due to rounding.

Average Deposit Balances

➢Up 3.1% from 2Q '09



6,000
5,000
4,000
3,000
2,000
1,000
0
$ in Millions
4,354
4,764
4,912
494
359
383
1,349
1,769
513
369
509
1,770
1,604
533
367
621
1,878
1,513
09/08
06/09
09/09
Non-Interest Checking
Checking with Interest
Money Market
Savings
Time

Net Interest Margin

Three Months Ended ($ in millions)	3Q 2009	2Q 2009	3Q 2008
Avg. Interest Earning Assets	**$ 7,639**	$ 7,606	$ 7,323
Yields			
Yield on Loans	**5.25%**	5.29%	5.68%
Yield on Investment Securities	**4.42%**	4.61%	5.04%
Yield on Interest Earning Assets	**4.83%**	4.95%	5.41%
Costs			
Cost of Interest Bearing Deposits	**1.73%**	2.00%	2.55%
Cost of Borrowings (combo of repo & FHLB lines)	**4.08%**	4.02%	4.35%
Cost of Funds	**2.49%**	2.71%	3.25%
Net Interest Margin	**2.71%**	2.63%	2.63%

Quarterly Loan Originations



$ in Millions
500
400
300
200
100
0
296
404
359
139
36
44
77
292
30
10
72
226
34
59
40
09/08
06/09
09/09
Residential Originations
C&I Originations
CRE Originations
Consumer Originations

➢Down 11.1% from 2Q '09

Quarter End Loan Balances



➤Down 0.9% from 2Q '09
$ in Millions
6,000
5,000
4,000
3,000
2,000
1,000
0
4,954
4,852
4,806
460
436
423
1,207
1,196
1,223
730
739
735
2,557
2,481
2,425
09/08
06/09
09/09
C&I
Commercial Mortgages
Consumer
Residential

Delinquencies & Charge offs

Three Months Ended ($ in millions)	3Q 2009	2Q 2009	3Q 2008	vs 2Q 2009 $	vs 2Q 2009 %	vs 3Q 2008 $	vs 3Q 2008 %
Total Delinquencies	**$ 69.7**	$ 73.1	$ 51.9	$ (3.4)	(4.7)	$ 17.8	34.3
(30 days +)	**1.45%**	1.51%	1.05%		(0.06)		0.40
Non Performing Loans	**$ 49.1**	$ 54.9	$ 35.0	(5.8)	(10.6)	14.1	40.3
(as % of total loans)	**1.02%**	1.13%	.71%		(0.11)		0.31
Net Charge Offs	**$ 5.2**	$ 4.1	$ 2.8	1.1	26.8	2.4	85.7
	43 bps	33 bps	23 bps				

**Totals and percentages may differ slightly due to rounding.

Quarterly Net Charge-offs by Category

September 30, 2009

Dollars in thousands	Portfolio size	Net Charge-offs	%
Residential Mortgages	2,424,962	957	0.16
Consumer Loans	734,951	456	0.25
C&I	422,814	2,938	2.78
Commercial Real Estate (Permanent)	1,081,016	(145)	-0.05
Commercial Construction	107,740	--	--
Residential Development	34,224	1,010	11.80
Total	**4,805,707**	**5,215**	**0.43**

Provision For Loan Losses

Three Months Ended ($ in millions)	3Q 2009	2Q 2009	3Q 2008	vs. 2Q 2009 $	 %	vs. 3Q 2008 $	 %
Provision for loan losses	**$ 5.4**	$ 5.0	$ 4.2	$ 0.4	8.0	$ 1.2	28.6
Reserves	**51.7**	51.5	49.2	$ 0.2	.39	$ 2.5	5.1
Reserves as % total loans	**1.08%**	1.06%	0.99%		0.02%		0.09%

Residential Portfolio Snapshot
September 30, 2009

Total portfolio:	$2.42 billion
Percent of total loans:	50%

Total delinquencies	1.70%
Net credit losses	0.16%
Updated FICO	749
Updated LTV	60%



6%
2%
2%
1%
89%
Owner-Single-Family
Owner-Condo
Owner-Multi-Family
Non-Owner-Occupied
Second-Home

Home Equity Portfolio Snapshot

September 30, 2009

Total portfolio:	$717.5 million
Percent of total loans:	15%

Total delinquencies	0.74%
Net credit losses	0.18%
Updated FICO	748
Updated CLTV	65%
Line utilization	47%


47%
53%
HELOAN
HELOC

Total CRE Portfolio Snapshot

September 30, 2009

Total portfolio:	$1.2 billion
Percent of total loans:	25%



9%
3%
88%
Permanent CRE
Construction to Permanent
Residential Development

Permanent CRE Portfolio Snapshot

September 30, 2009

Balanced distribution of risk

Total delinquencies	0.78%
Non-performing loans	0.65%
Net credit losses	-0.05%



12%
8%
24%
12%
11%
18%
15%
Retail
Office
Industrial / Warehouse
Mixed Use*
Apartments
Medical

Construction to Perm Portfolio Snapshot

September 30, 2009

Total portfolio:	$107.7 million
Percent of total loans:	2%

- Non-performing loans 0.00%
- Net credit losses 0.00%



5%
10%
2%
12%
22%
49%
MIXED USE
UNIVERSITIES / COLLEGES
APARTMENTS
MEDICAL
INDUSTRIAL / WAREHOUSE
RETAIL

C&I Portfolio Snapshot

September 30, 2009

Total portfolio:	$423 Million
Percent of total loans:	9%

Total delinquencies	2.78%
Net credit losses	2.78%


4%
1%
3%
<1%
34%
58%
C & I Term non-SBA
SBA
CML Leases
SBA Certificates
Cash Reserve Loans
Revolving non-SBA

C&I Portfolio Snapshot

September 30, 2009


CML By NAICS Code
% of Total Exposure
50%
40%
30%
20%
10%
0%
Manufacturing
Construction
Real Estate, rental & Leasing
Wholesale Trade
Other Services
Condominium Associations
Health Care & Social Assistance
Retail Trade
Profrssional, Scientific & Technical Srvcs
Transportation & Warehouse
Administrative,Support&Waste Mgmt
Finance & Insurance
Educational Services
Arts, Entertainment & Recreation
Accommodation & Food Services
Other

Residential Development Portfolio Snapshot

September 30, 2009

Total portfolio:	$34.2 million
Percent of total loans:	0.71%
- Total delinquencies	7.95%
- Net credit losses	11.8%
- Total condo portfolio	$12.9 million
- Total NPLs for condo portfolio	$2.1 million



5%
27%
36%
18%
14%
SINGLE FAMILY RESIDENTIAL
RESIDENTIAL SUBDIVISION
LAND
CONDO NON AGE RESTRICTED
CONDO AGE RESTRICTED